Exhibit 12.1

Statement Regarding Computation of Ratios

(In thousands)

	Year Ended December 31,					Six Months Ended June 30, 2011
	2006	2007	2008	2009	2010
Earnings:
Consolidated loss before income taxes	$(86,248)	$(143,166)	$(237,293)	$(153,899)	$(124,534)	$(62,806)
Add: Fixed Charges	2,337	3,959	6,686	19,018	21,899	7,953
Amortization of capitalized interest	—	—	6	43	43	21
Less: Capitalized interest	—	—	(860)	—	—	—

Earnings as defined	$(83,911)	$(139,207)	$(231,461)	$(134,838)	$(102,592)	$(54,832)

Fixed charges:
Interest expense	$1,838	$3,520	$6,313	$18,718	$21,681	$7,876
Estimated interest component of rent expense	499	439	373	300	218	77

Total fixed charges	$2,337	$3,959	$6,686	$19,018	$21,899	$7,953

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(86,248)	$(143,166)	$(238,147)	$(153,856)	$(124,491)	$(62,785)

Combined fixed charges and preferred stock dividends:
Fixed charges	$2,337	$3,959	$6,686	$19,018	$21,899	$7,953
Preferred stock dividend requirements of the registrant	2,031	2,114	1,912	—	—	2,260

Total combined fixed charges and preferred stock dividends	$4,368	$6,073	$8,598	$19,018	$21,899	$10,213

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	—	—	—	—	—

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(88,279)	$(145,280)	$(240,059)	$(153,856)	$(124,491)	$(65,045)

(1)	Earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends.